SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: July 29, 2008
Commission File No. 001-33811
NAVIOS MARITIME PARTNERS L.P.
85 Akti Miaouli Street, Piraeus, Greece 185 38
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑

Declaration of Quarterly Dividend and Date of Release of Second Quarter 2008 Results and Conference Call
     On July 29, 2008, Navios Maritime Partners L.P. issued a press release announcing the declaration of a dividend for the quarter ended June 30, 2008. Navios Maritime Partners also announced the date and time of a conference call to discuss the results of the quarter ended June 30, 2008. A copy of the press release is furnished as Exhibit 99.1 to this Report and is incorporated herein by reference.
     In addition, on July 29, 2008, Navios Maritime Partners L.P. issued a press release announcing the results for the second quarter and six months ended June 30, 2008, as well as announced recommended increases to the unit distributions of $0.385 for the third quarter and $ 0.40 for the fourth quarter of 2008. A copy of the press release is furnished as Exhibit 99.2 to this Report and is incorporated herein by reference.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.
By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer Date: July 30, 2008

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release dated July 29, 2008
99.2	Press Release dated July 29, 2008